082-03998

Melding til Oslo Børs





10015095

www.orkla.no
Postboks 423 Skøyen, N-0213 Oslo Telefon: +47-22 54 40 00 E-post: info@orkla.no

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Salg av Orklas kraftverk i Salten gjennomført

Vi viser til børsmelding av 5. oktober 2009 vedrørende Orkla-eide Elkems salg av vannkraftvirksomhetene i Salten og Bremanger.

Aksjene i Elkem Energi Siso AS og Elkem Energi Lakshola AS (kraftverkene i Salten) ble solgt til Norsk Vannkraftproduksjon AS for 4 300 millioner kroner. Denne transaksjonen er i dag den 4. januar 2010 gjennomført.

Norsk Vannkraftproduksjon er eiet 50 % av NTE Energi AS som er et heleiet datterselskap av Nord-Trøndelag Elektrisitetsverk Holding AS, og 50 % av Østfold Energi AS.

Orkla ASA,
Oslo, 4. januar 2010

Mediakontakt:
Johan Chr. Hovland, divisjonssjef Elkem Energi og direktør for samfunnskontakt Elkem AS.
Tlf. +47 91 76 34 91

SUPPL

Kontakt Investor Relations:
Siv Merethe S. Brekke, Tel: +47 2254 4455

Sale of Orkla's hydropower assets in Salten closed

We refer to the notice to the Oslo Stock Exchange dated 5 October 2009 regarding Orkla-owned Elkem's sale of its hydropower plants in Salten and Bremanger.

The shares in Elkem Energi Siso AS and Elkem Energi Lakshola AS (the power plants in Salten) was sold to Norsk Vannkraftproduksjon AS to a sale price of NOK 4,300 million. This transaction is today, on 4 January 2010, closed.

Norsk Vannkraftproduksjon AS is owned by NTE Energi AS, a wholly owned subsidiary of Nord-Trøndelag Elektrisitetsverk Holding AS, and Østfold Energi AS on a 50/50 basis.

Orkla ASA
Oslo, 4 January 2010

Media contact:
Johan Chr. Hovland, Senior VP, Elkem Energi and SVP Public Affairs, Elkem AS,
Tel.: +47 91 76 34 91

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Investor Relations contact:
Siv Merethe S. Brekke, Tel: +47 2254 4455